Visterra, Inc.

One Kendall Square, Suite B3301

Cambridge, MA 02139

February 10, 2017

VIA EDGAR

Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Visterra, Inc.
Registration Statement on Form S-1
File No. 333-208874

Dear Ms. Hayes:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Visterra, Inc. (the “Company”) hereby applies for the immediate withdrawal of the above-referenced Registration Statement, which was publicly filed with the Securities and Exchange Commission (the “Commission”) on January 5, 2016 and amended most recently on January 17, 2017, together with all exhibits thereto.

The Registration Statement is being withdrawn due to market conditions unfavorable for the Company to conduct its initial public offering and the Company’s determination that the registration of its securities is not in the best interests of the Company at this time. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the President and Chief Executive Officer at Visterra, Inc., Attention: Brian J. G. Pereira, M.D., One Kendall Square, Suite B3301, Cambridge, MA 02139, facsimile number (617) 498-1073, with a copy to the Company’s counsel, Wilmer Cutler Pickering Hale and Dorr LLP, Attention: Lia Der Marderosian, 60 State Street, Boston, MA 02109, facsimile number (617) 526-5000.

The Company requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

The Company advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Act.

Please do not hesitate to call the undersigned at (617) 401-2032 or Ms. Der Marderosian at (617) 526-6982 with any questions you may have regarding this matter.

[Remainder of Page Intentionally Left Blank.]

Very truly yours, Visterra, Inc.

By:	/s/ Brian J. G. Pereira, M.D.
Brian J. G. Pereira, M.D. President and Chief Executive Officer

cc:	Via Facsimile

Lia Der Marderosian, Wilmer Cutler Pickering Hale and Dorr LLP
John T. Rudy, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.